September 9, 2009

Kevin Tansley
Chief Financial Officer
IDA Business Park
Bray, Co. Wicklow, Ireland

**Re: Trinity Biotech plc
        Form 20-F for the Year Ended December 31, 2008
        Filed April 7, 2009
        File No. 000-22320**

Dear Mr. Tansley:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Property, Plant and Equipment, page 13

1. Please revise your disclosure in this section to include all information required by Item 4(D) of Form 20-F, including the productive capacity of the facilities discussed, the extent of utilization of the facilities, how the assets are held and the products produced at each facility.

Compensation of Directors and Officers, page 38

2. We note your statement on page 39 that "the directors were granted 1,665,000 share options during 2008." Item 6(B)(1) of Form 20-F requires disclosure, on an individual basis, of the title and amount of securities covered by stock options, the exercise price, the purchase price, if any, and the expiration date of the options. Please revise your disclosure to include the required information. If disclosure of this information on an individual basis is not required by your home country of Ireland and this information has not otherwise been publicly disclosed, please so advise.

3. Please provide the information required by Item 6(C)(2) of Form 20-F.

Stock Option Plan, page 40

4. We note the table provided at the bottom of page 40 disclosing the total options outstanding as of February 28, 2009. Item 6(E) of Form 20-F requires disclosure of stock options granted on an individual basis, rather than in the aggregate. Please revise your disclosure accordingly.

Material Contracts, page 49

5. Please revise the disclosure of the company's material contracts to include a summary of the terms and conditions of each, as required by Item 10(C) of Form 20-F.

6. Please note that all registrants must provide the information required by Item 16G of Form 20-F beginning with the annual report that it files for its first fiscal year ended on or after December 15, 2008. Please revise your filing to include this information.

Item 19. Exhibits, page 134

7. Please file all exhibits required by Item 19 of Form 20-F, including the company's articles of association, bylaws, material contracts including related party agreements, and any other items applicable to the company.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director